INTERCREDITOR AND COLLATERAL AGENCY AGREEMENT

Dated as of December 1, 2009

Among

MANUFACTURERS AND TRADERS TRUST COMPANY

COLLATERAL AGENT

MANUFACTURERS AND TRADERS TRUST COMPANY

BANK LENDER

And

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTEHOLDER

TABLE OF CONTENTS

SECTION	HEADING	PAGE
Parties		1
Recitals		1
SECTION 1.	DEFINITIONS	2
SECTION 2.	APPOINTMENT AND AUTHORITY OF COLLATERAL AGENT	4
SECTION 3.	PRIORITY OF LIENS; SHARING OF GUARANTEES; REPLACEMENT GUARANTEES	5
SECTION 4.	ENFORCEMENT AGAINST COLLATERAL AND GUARANTEES	5
Section 4.1.	Limit on Enforcement	5
Section 4.2.	Enforcement	5
Section 4.3.	Application of Proceeds	6
Section 4.4.	Sharing of Recoveries	7
Section 4.5.	Return of Amounts	7
Section 4.6.	Allocation of Payments	7
Section 4.7.	Determination of Amounts of Obligations	7
Section 4.8.	Acts of Creditors	8
SECTION 5.	THE COLLATERAL AGENT	8
Section 5.1.	Duties of Collateral Agent	8
Section 5.2.	Collateral Agent's Liability	10
Section 5.3.	Certain Limitations on Collateral Agent's Rights to Compensation and Indemnification	12
Section 5.4.	Status of Moneys Received	12
Section 5.5.	Resignation or Termination of Collateral Agent	12
Section 5.6.	Succession of Successor Collateral Agent	13
Section 5.7.	Eligibility of Collateral Agent	13
Section 5.8.	Successor Collateral Agent by Merger	13
Section 5.9.	Compensation and Reimbursement of Collateral Agent; Indemnification of Collateral Agent	14
Section 5.10.	Self Dealing	15
SECTION 6.	AGREEMENTS AMONG THE CREDITORS	15
Section 6.1.	Independent Actions by Creditors	15
Section 6.2.	Relation of Creditors	15

SECTION 7.		MISCELLANEOUS	15
	Section 7.1.	Entire Agreement	15
	Section 7.2.	Notices	15
	Section 7.3.	Successors and Assigns	17
	Section 7.4.	Consents, Amendment, Waivers	17
	Section 7.5.	Governing Law	17
	Section 7.6.	Counterparts	18
	Section 7.7.	Sale of Interest	18
	Section 7.8.	Severability	18
	Section 7.9.	Purchase of Collateral	18
	Section 7.10.	Further Assurances, etc	18

Signature Page 18

INTERCREDITOR AND COLLATERAL AGENCY AGREEMENT

This INTERCREDITOR AND COLLATERAL AGENCY AGREEMENT is dated as of December 1, 2009, among (i) MANUFACTURERS AND TRADERS TRUST COMPANY, in its capacity as collateral agent (in such capacity, the *"Collateral Agent"*) for the Creditors (as hereinafter defined), (ii) MANUFACTURERS AND TRADERS TRUST COMPANY, in its capacity as lender under the Bank Credit Agreement (as defined below) (in such capacity, the *"Bank Lender"*), and (iii) GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY (the *"Noteholder"*).

RECITALS:

A. Under and pursuant to that certain Credit Agreement dated as of October 16, 2008 (as such agreement may be modified, amended, renewed or replaced, including any increase in the amount thereof, the *"Bank Credit Agreement"*), between Corning Natural Gas Corporation, a New York corporation (the *"Company"*), and the Bank Lender, the Bank Lender has heretofore agreed to make available to the Company loan proceeds in a current aggregate principal amount up to $6,000,000 as evidenced by that certain Replacement Term Note dated October 16, 2008 (the *"Replacement Term Note"*) (such loan being hereinafter collectively referred to as the *"Bank Loan"*).

B. Under and pursuant to those separate Note Agreements, each dated as of September 1, 1997 (as amended by the First Amendment to Note Purchase Agreements dated as of December 1, 2009 and as such agreements may otherwise be modified or amended, renewed or replaced, including any increase in the amount thereof, the *"Note Agreements"*), between the Company and the respective Purchasers named therein, the Company heretofore issued and sold $4,700,000 aggregate principal amount of its 7.90% Senior Notes due September 1, 2017 (the *"Notes"*).

C. The Note Agreements, among other things, contain covenants that restrict the ability of the Company from granting certain liens on property of the Company.

D. On October 16, 2008, the Company granted liens to the Bank Lender (the *"Bank Lien"*).

E. It is a condition precedent to the Noteholder's consent to the Bank Lien that the Bank Lender and the Collateral Agent enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual benefit to be provided hereby and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, and the Company, hereby agree as follows:

SECTION 1.   DEFINITIONS.

The following terms shall have the meanings assigned to them below in this Section 1 or as otherwise defined in the provisions of this Agreement:

"Actionable Default" shall mean any "Event of Default" under and as defined in the Bank Credit Agreement or the Replacement Term Note and any "Event of Default" under and as defined in the Note Agreements.

"Affiliate" with respect to any Person shall mean any Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such first Person and, as used herein, the term *"control"* means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such first Person, whether through the ownership of Voting Stock, by contract or otherwise.

"Bank Credit Agreement" shall have the meaning assigned thereto in the Recitals hereof.

"Bank Gas Inventory Line of Credit Lien" means a Lien on Gas Inventory Assets hereafter granted that secures the line of credit facility with the Bank Lender.

"Bank Lender" shall have the meaning assigned thereto in the introductory paragraph of this Agreement.

"Bank Loan" shall have the meaning assigned thereto in the Recitals hereof.

"Capital Lease" shall mean any lease the obligation for Rentals with respect to which is required to be capitalized on a consolidated balance sheet of the lessee and its subsidiaries in accordance with GAAP.

"Capitalized Rentals" of any Person shall mean as of the date of any determination thereof the amount at which the aggregate Rentals due and to become due under all Capitalized Leases under which such Person is a lessee would be reflected as a liability on a consolidated balance sheet of such Person.

"Collateral" shall mean the property (and any replacements or proceeds from the sale thereof) described in the granting clauses of any Security Document outstanding from time to time granting collateral security to the Bank Lender and/or the Noteholder, other than any property to the extent solely subject to Purchase Money Liens.

"Collateral Agent" shall have the meaning assigned thereto in the introductory paragraph hereto.

"Company" shall have the meaning assigned thereto in the Recitals hereof.

"Credit Agreement Obligations" shall mean the collective reference to the unpaid principal of and interest on and premium, if any, on the Bank Loan and all other obligations and

liabilities of the Company or any Subsidiary of the Company to the Bank Lender (including, without limitation, interest accruing at the then applicable rate provided in the Bank Credit Agreement after the maturity of the Bank Loan and interest accruing at the then applicable rate provided in the Bank Credit Agreement after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Company, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter incurred, which may arise under, out of, or in connection with, the Bank Credit Agreement, or any notes issued thereunder, whether on account of principal, interest, premium, fees, indemnities, costs, expenses or otherwise (including, without limitation, all fees and disbursements of counsel to the Bank Lender that are required to be paid by the Company pursuant to the terms of the Bank Credit Agreement, the Replacement Term Note, this Agreement or any other Security Document).

"*Credit Documents*" shall mean the Bank Credit Agreement, the Replacement Term Note, the Note Agreements, the Notes and the Security Documents.

"*Creditor*" shall mean the Bank Lender or a Noteholder. The Bank Lender and the Noteholder are sometimes collectively referred to herein as the "*Creditors*".

"*Fair Market Value*" means, at any time and with respect to any property, the sale value of such property that would be realized in an arm's-length sale at such time between an informed and willing buyer and an informed and willing seller (neither being under a compulsion to buy or sell).

"*GAAP*" shall mean generally accepted accounting principles at the time in the United States.

"*Gas Inventory Assets*" means (i) natural gas inventories of the Company or its Subsidiaries, and (ii) accounts receivable of the Company or its Subsidiaries.

"*Guaranties*" of any Person shall mean all obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing, any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or other wise, of such Person: (i) to purchase such Indebtedness or obligation or any property or asserts constituting security therefore, (ii) to advance or supply funds (x) for the purchase or payment of such Indebtedness or obligation, or (y) to maintain working capital or other balance sheet condition or otherwise to advance or make available funds for the purchase or payment of such Indebtedness or obligation, (iii) to lease property or to purchase Securities or other property or services primarily for the purpose of assuring the owner of such Indebtedness or obligation of the ability of the primary obligor to make payment of the Indebtedness or obligation, or (iv) otherwise to assure the owner of the Indebtedness or obligation of the primary obligor against loss in respect thereof. For the purposes of all computations made under this Agreement, a Guaranty in respect of any Indebtedness for borrowed money shall be deemed to be Indebtedness equal to the principal amount of such Indebtedness for borrowed money which has been guaranteed.

"*Indebtedness*" of any Person shall mean and include all obligations of such Person which in accordance with GAAP shall be classified upon a balance sheet of such Person as liabilities of such Person, and in any event shall include all (i) obligations of such Person for borrowed money or which has been incurred in connection with the acquisition of property or assets, (ii) obligations secured by a Lien upon property or assets owned by such Person, even though such Person has not assumed or become liable for the payment of such obligations, (iii) obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, notwithstanding the fact that rights and remedies of the seller, lender or lessor under such agreement in the event of default are limited to repossession or sale of the property, (iv) Capitalized Rentals and (v) Guaranties of obligations of others of the character referred to in this definition.

"*Lien*" shall mean any interest in property securing an obligation owed to, or a claim by, a Person other than the owner of the property, whether such interest is based on the common law, statute or contract, and including but not limited to the security interest lien arising from a mortgage, encumbrance, pledge, conditional sale or trust receipt of a lease, consignment or bailment for security purposes. The term "Lien" shall include reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances (including, with respect to stock, stockholder agreements, voting trust agreements, buy-back agreements and all similar arrangements) affecting property. For purposes of this Agreement, the Company or a Subsidiary shall be deemed to be the owner of any property which it has acquired or holds subject to a conditional sale agreement, Capitalized Lease or other arrangement pursuant to which title to the property has been retained by or vested in some other Person for security purposes and such retention or vesting shall constitute a Lien.

"*Majority of Each Group*" shall mean, at the time of any determination thereof, both of the following: (i) the holder or holders of a 51% majority in principal amount of the Bank Loan then outstanding and (ii) the holder or holders of a majority in principal amount of the Notes then outstanding; *provided, however,* that to the extent that any action, direction or consent pertains to a Permitted M&T Line of Credit Lien, a Majority of Each Group shall mean only the holder or holders of a 51% majority in principal amount of the Bank Loan then outstanding .

"*Note Agreement Obligations*" shall mean the collective reference to the unpaid principal of, interest on and premium, if any, on the Notes and all other obligations and liabilities of the Company to the Noteholder (including, without limitation, interest accruing at the then applicable rate provided in the Note Agreements after the maturity of the Notes and interest accruing at the then applicable rate provided in the Note Agreements after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Company, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the Note Agreements, any Notes or any other document made, delivered or given in connection therewith, whether on account of principal, interest, premium, fees, indemnities, costs, expenses or otherwise (including, without limitation, all fees and disbursements of counsel to the Noteholder that are required to be paid by the Company pursuant to the terms of the Note Agreements, the Notes, this Agreement or any other Security Document).

"Note Agreements" shall have the meaning assigned thereto in the Recitals hereof.

"Noteholder" shall mean each holder of any Note from time to time, including, without limitation, the Noteholder.

"Notes" shall have the meaning assigned thereto in the Recitals hereof.

"Notice of Actionable Default" shall mean a written notice issued to the Collateral Agent by any Creditor or the Company certifying that an Actionable Default has occurred and is continuing.

"Obligations" shall mean the collective reference to the Credit Agreement Obligations and the Note Agreement Obligations.

"Permitted M&T Line of Credit Lien" means a Bank Gas Inventory Line of Credit Lien to the extent that the Notes are secured by a Lien on the Company's Gas Inventory Assets and such Lien securing the Notes is subject and subordinate only to such Bank Gas Inventory Line of Credit Lien.

"Person" shall mean an individual, partnership, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof.

"Purchase Money Lien" shall mean any Lien created to secure all or any part of the purchase price, or to secure Indebtedness incurred or assumed to pay all or any part of the purchase price or cost of construction, of property (or any improvement thereon) acquired or constructed by the Company or a Subsidiary after the date hereof, *provided* that:

> (i)   any such Lien shall extend solely to the item or items of such property (or improvement thereon) so acquired or constructed and, if required by the terms of the instrument originally creating such Lien, other property (or improvement thereon) which is an improvement to or is acquired for specific use in connection with such acquired or constructed property (or improvement thereon) or which is real property being improved by such acquired or constructed property (or improvement thereon);

> (ii)   the principal amount of the Indebtedness secured by any such Lien shall not, at the time such Lien is created, exceed an amount equal to the lesser of (A) the cost to the Company or such Subsidiary of the property (or improvement thereon) so acquired or constructed and (B) the Fair Market Value (as determined

in good faith by the board of directors of the Company or such Subsidiary, as the case may be) of such property (or improvement thereon) at the time of such acquisition or construction; and

(iii) any such Lien shall be created contemporaneously with, or within 90 days after, the acquisition or construction of such property.

"Rentals" shall mean and include as of the date of any determination thereof all fixed payments (including as such all payments which the lessee is obligated to make to the lessor on termination of the lease or surrender of the property) payable by the Company or a Subsidiary, as lessee or sublessee under a lease of real or personal property, but shall be exclusive of any amounts required to be paid by the Company or a subsidiary (whether or not designated as rents or additional rents) on account of maintenance, repairs, insurance, taxes and similar charges. Fixed rents under any so-called "percentage leases" shall be computed solely on the basis of the minimum rents, if any, required to be paid by the lessee regardless of sales volume or gross revenue.

"Replacement Term Note" shall have the meaning assigned thereto in the Recitals hereof.

"Security" shall have the same meaning as in Section 2(1) of the Securities Act of 1933, as amended.

"Security Documents" shall mean any existing security agreement, mortgage, deed of trust, deed to secure debt, trust deed, trust indenture, indenture, securities pledge agreement, assignment agreement, guaranty or similar agreement or instrument executed pursuant to the requirements of the Bank Credit Agreement or the Note Agreements and any other instrument or agreement pursuant to which a lien in Collateral is created or arises to secure any or all of the Obligations owing to the Bank Lender and/or the Noteholder, other than any such document or instrument to the extent that it pertains solely to Purchase Money Liens.

"Subsidiary" shall mean each subsidiary of the Company now existing or from time to time created or formed.

"Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect from time to time in the State of New York.

"Voting Stock" shall mean Securities of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions).

SECTION 2.   APPOINTMENT AND AUTHORITY OF COLLATERAL AGENT.

(a)   The Bank Lender and the Noteholder hereby appoint Manufacturers and Traders Trust Company to act as Collateral Agent on the terms and conditions set forth in this Agreement and Manufacturers and Traders Trust Company hereby accepts such appointment and shall have all of the rights and obligations of the Collateral Agent hereunder.

(b)   The Creditors hereby appoint the Collateral Agent as agent for the purposes of perfecting the security interest in assets which, in accordance with Article 9 of the Uniform Commercial Code, can be perfected by possession only, including without limitation the shares of stock of any Subsidiary pledged pursuant to any Security Document, and the Collateral Agent hereby acknowledges that it shall hold any such Collateral, including any such shares of stock of any Subsidiary, for the ratable benefit of all Creditors.

(c)   Subject to the requirements of Section 4.2 hereof relating to the instructions of a Majority of Each Group, each Creditor hereby authorizes, and each Bank Lender which is or hereafter becomes a party to the Bank Credit Agreement and each Noteholder by the acceptance of any Note, shall be deemed to authorize, the Collateral Agent to take such action on its behalf hereunder and any other instrument and agreement referred to therein or now or hereafter delivered thereunder and to exercise such powers thereunder as are specifically delegated to or required of the Collateral Agent by the terms thereof, subject to the provisions hereof.

SECTION 3.   PRIORITY OF LIENS; REPLACEMENT SECURITY DOCUMENTS.

(a)   Notwithstanding any contrary provision contained in the Uniform Commercial Code, any applicable law or judicial decision or the Credit Documents, or whether any Creditor has possession of all or any part of the Collateral, as among the Creditors the respective rights of each Creditor in respect of liens and security interests and claims existing under the Security Documents, shall at all times remain on a parity with one another without preference, priority or distinction and shall be shared as provided herein, *except* with respect to Permitted M&T Line of Credit Liens as provided in Section 3(c) below.

(b)   In the event the Bank Credit Agreement is replaced and such replacement credit facility requires that such replacement credit facility benefit ratably from any Security Documents, the Noteholder hereby consents and agrees to the replacement or amendment of such Security Documents then outstanding such that the replacement credit facility benefits ratably from any such Security Documents, *provided* that such replacement or amended Security Documents shall be substantially similar to the Security Documents so replaced and enforcement thereof shall be subject to the terms of this Intercreditor Agreement.

(c)   Notwithstanding anything to the contrary set forth in this Agreement, the Bank Lender shall have a senior and prior interest in any Permitted M&T Line of Credit Lien hereafter granted to the extent set forth in this subsection (c) and any collections received by the Collateral Agent as a result of enforcement actions on Permitted M&T Line of Credit Liens shall be applied first to amounts due under the line of credit to the extent secured by such Permitted M&T Line of Credit Liens, until all such amounts are paid in full, and then to the Obligations without preference, priority or distinction.

SECTION 4.   ENFORCEMENT AGAINST COLLATERAL AND GUARANTEES.

Section 4.1.   Limit on Enforcement. The Bank Lender and the Noteholder agree among themselves and for their own benefit alone that (a) the liens and security interest and claims granted and provided for in the Security Documents shall not be enforced or action taken against any of the Collateral and (b) no action shall be taken to demand payment or otherwise enforce any rights under any Security Documents unless permitted by the terms of such Security Documents and then only at the direction of a Majority of Each Group upon the occurrence of one or more Actionable Defaults and in compliance with the provisions hereof. Each Creditor agrees that, as long as any Obligations exist or may become outstanding pursuant to the terms of the Credit Documents, the provisions of this Agreement shall provide the exclusive method by which any Creditor may exercise rights and remedies under the Security Documents.

Section 4.2. Enforcement. Upon the occurrence of any Actionable Default and the Collateral Agent's receipt of a Notice of Actionable Default for the same, the Collateral Agent, at the direction of a Majority of Each Group, shall seek to enforce the Security Documents or realize upon the security interests and liens granted under the Security Documents to the Collateral Agent in such manner as shall be directed by a Majority of Each Group. Whether before or after any Actionable Default, subject to the terms and conditions hereof, the Collateral Agent shall follow the instructions of a Majority of Each Group with respect to the preservation, protection, collection or realization upon any Collateral. If the Collateral Agent has requested instructions from the Creditors in writing at a time when a Notice of Actionable Default shall be outstanding and a Majority of Each Group has not responded in writing to such request within 30 days thereafter, the Collateral Agent may take, but shall have no obligation to take, any and all actions under the Security Documents or any of them or otherwise, including foreclosure of any lien or any other exercise of remedies, as the Collateral Agent, in good faith, shall determine to be in the interests of the Creditors and to maximize both the value of the Collateral and the present value of the recovery by each of the Creditors on the Obligations; *provided, however,* that, if written instructions are thereafter received from a Majority of Each Group, then any subsequent actions of the Collateral Agent shall be subject to such instructions.

Section 4.3. Application of Proceeds. (a) The proceeds and avails of any sale of the Collateral, or any part thereof, and the proceeds and avails of any right or remedy under the Security Documents, shall be paid to and applied by the Collateral Agent as follows:

    (i) <u>First</u>, to the payment of the costs and reasonable expenses of the Collateral Agent incurred in connection with the execution of its duties as Collateral Agent, in exercising or attempting to exercise any right or remedy hereunder or thereunder or in taking possession of, protecting, preserving or disposing of any item of Collateral, and all amounts against or for which the Collateral Agent is to be indemnified or reimbursed hereunder (excluding any such costs, expenses or amounts which have theretofore been reimbursed) until all of such costs, expenses and amounts have been paid in full;

    (ii) <u>Second</u>, to the payment in full of all unpaid Obligations outstanding as at the date of distribution, and, in case such proceeds and other monies so received shall be insufficient to pay such Obligations in full, then, subject to Section 3(c) hereof, ratably to each Creditor in proportion to the amount of all Obligations outstanding on the date of such distribution (determined as set forth below) with application against the Obligations owed each Creditor made in the manner determined by such Creditor; and

(iii)   <u>Last</u>, after payment in full of the Obligations, to the payment of the surplus, if any, to the Company, its successors or to whomsoever may be lawfully entitled to receive the same.

In determining for any purpose of this Agreement, the proportionate share of Obligations owed to the respective Creditors as of any time (i) the Obligations owed to each Noteholder shall be deemed outstanding in an amount equal to the principal amount, interest and premium, if any, then outstanding with respect to the Notes, and (ii) the Obligations owed to each Bank Lender shall be deemed outstanding in an amount equal to the principal amount, interest and premium, if any, then outstanding on the Bank Loan.

(b)   Unless the Collateral Agent shall have received written payment instructions from a Creditor, all distributions under this Section 4.3 shall be made by the Collateral Agent promptly upon receipt by the Collateral Agent of instructions to such effect from such Creditor.

Section 4.4.   Sharing of Recoveries. If (a) a Notice of Actionable Default shall have been delivered to the Collateral Agent, and (b) any Creditor shall have received thereafter any payment on its Obligations out of the proceeds of any Collateral (any such payment being hereinafter referred to as a *"Recovery"*), including such a payment by reason of a setoff against deposit balances of the Company, and (c) as a result thereof such Creditor shall receive an amount which exceeds the amount to which such Creditor would have been entitled to receive under Section 4.3 hereof had such Recovery represented the proceeds of the sale of such Collateral or collection action (the amount of such excess being herein referred to as the *"Excess Amount"*), then such Creditor shall pay to the Collateral Agent the Excess Amount of such Recovery, and the Collateral Agent shall pay such Excess Amount to each other Creditor to the extent (if any) such payee would have been entitled thereto if Section 4.3 had governed the application of such Recovery and, pending such payment, to the Collateral Agent, shall hold such amount in trust for the other Creditors.

Section 4.5.   Return of Amounts. If any Creditor that receives any Recovery (such Creditor is herein referred to as a *"Recovering Party"*) is legally required to return or repay any or all of such Recovery to the Company, or the representative or successor in interest of the Company, whether required pursuant to a settlement approved by such Creditor or required by court order (the portion required to be so returned or repaid being hereinafter referred to as a *"Recovered Payment"*), then each other Creditor which shall have received any portion of such Recovered Payment as Excess Amount under Section 4.4 above shall, promptly upon its receipt of notice thereof from the Collateral Agent or such Recovering Party, pay to the Collateral Agent such portion (without interest), and the Collateral Agent shall promptly return such portion to the Recovering Party. If any such Recovered Payment, or any part thereof, is subsequently re-recovered by the Recovering Party from the Company or the representative or successor in interest of the Company, such Recovered Payment, or any part thereof, shall, to the extent required by Section 4.4 hereof, be paid by the Recovering Party to the Collateral Agent (without interest), and the Collateral Agent shall redistribute such Recovered Payment to the other Creditors on the same basis as such amounts were originally distributed. In addition, if and to the extent any Creditor shall have its right to share in the proceeds of any part of the Collateral released, terminated or invalidated, whether voluntarily or involuntary, then such proceeds shall be reallocated to such extent among the other Creditors entitled to receive such proceeds ratably in accord with the respective shares thereof to which they are entitled and such Creditor shall have no claim on such Collateral or the proceeds thereof to such extent. The obligations of the Creditors and the Collateral Agent under this paragraph shall survive the repayment of the Obligations and the termination of the Security Documents.

Section 4.6.   *Allocation of Payments.* Each Creditor shall, to the extent necessary to give full effect to the foregoing provisions, purchase if such Creditor was overpaid or sell if it was underpaid, as the case may be, for cash at face value, but without recourse, from each other Creditor such amount of the Obligations held by such other Creditor (or a participation therein) as shall be necessary to cause a payment or distribution to be shared with such other Creditor as hereinabove required.

Section 4.7.   *Determination of Amounts of Obligations.* Whenever the Collateral Agent is required to determine the existence or amount of any of the Obligations or any portion thereof or the existence of any Actionable Default for any purposes of this Agreement, it shall be entitled, absent manifest error, to make such determination on the basis of one or more certificates of any Creditor (with respect to the Obligations owed to such Creditor); *provided, however,* that if, notwithstanding the request of the Collateral Agent, any Creditor shall fail or refuse within ten business days of such request to certify as to the existence or amount of any Obligations or any portion thereof owed to it or the existence of any Actionable Default, the Collateral Agent shall be entitled to determine such existence or amount by such method as the Collateral Agent may, in its commercially reasonable discretion, determine, including by reliance upon a certificate of the Company but the Collateral Agent shall not prescribe different standards for different Creditors in order to favor one Creditor or group of Creditors over any others; *provided, further,* that, promptly following determination of any such amount, the Collateral Agent shall notify such Creditor of such determination and thereafter shall correct any error that such Creditor brings to the attention of the Collateral Agent. The Collateral Agent may rely conclusively, and shall be fully protected in so relying, on any determination made by it in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction) and shall have no liability to the Company or any Subsidiary, any Creditor or any other person as a result of any action taken by the Collateral Agent based upon such determination prior to receipt of notice of any error in such determination.

Section 4.8.   *Acts of Creditors.* Any request, demand, authorization, direction, notice, consent, waiver or other action permitted or required by this Agreement to be given or taken by the Creditors or any portion thereof (including a Majority of Each Group) may be and, at the request of the Collateral Agent, shall be embodied in and evidenced by one or more instruments satisfactory in form to the Collateral Agent and signed by or on behalf of such persons and, except as otherwise expressly provided in any such instrument, any such action shall become effective when such instrument or instruments shall have been delivered to the Collateral Agent. The instrument or instruments evidencing any action (and the action embodied therein and evidenced thereby) are sometimes referred to herein as an *"Act"* of the persons signing such instrument or instruments. In the absence of bad faith on the part of the Collateral Agent, the Collateral Agent shall be entitled to rely absolutely upon an Act of any Creditors if such Act purports to be taken by or on behalf of such Creditor, and nothing in this Section 4.8 or elsewhere in this Agreement shall be construed to require any Creditor to demonstrate that it has been authorized to take any action which it purports to be taking, the Collateral Agent being entitled to rely conclusively, and being fully protected in so relying, on any Act of such Creditor.

SECTION 5.   THE COLLATERAL AGENT.

The Collateral Agent accepts the duties hereunder and under the Security Documents and agrees to perform the same, but only upon the terms and conditions hereof and the Security Documents, including the following, to all of which the Company and the respective Creditors by their acceptance hereof agree:

Section 5.1. Duties of Collateral Agent. (a) The Collateral Agent upon receipt of a Notice of Actionable Default furnished to the Collateral Agent pursuant to the provisions of this Agreement shall promptly furnish copies of the same to the holders of the Obligations.

(b)   In the event that the Collateral Agent shall receive any material notice from any Creditor or from the Company pursuant to any of the Security Documents, the Collateral Agent shall promptly furnish copies of the same to the holders of the Obligations.

(c)   The Collateral Agent shall not have any duty or obligation to manage, control, use, sell, dispose of or otherwise deal with the Collateral, or to otherwise take or refrain from taking any action under, or in connection with, this Agreement or the Security Documents, except, subject to Section 6.2, as expressly provided by the terms and conditions of this Agreement or the Security Documents, or expressly provided in written instructions received pursuant to the terms of this Agreement. The Collateral Agent may take, but shall have no obligation to take, any and all such actions under the Security Documents or any of them or otherwise as it shall deem to be in the best interests of the Creditors in order to maintain the Collateral and protect and preserve the Collateral and the rights of the Creditors; *provided, however,* that, in the absence of written instructions (which may relate to the exercise of specific remedies or to the exercise of remedies in general) from a Majority of Each Group the Collateral Agent shall not foreclose on any lien or security interest on the Collateral or exercise any other remedies available to it under any Security Documents with respect to the Collateral or any part thereof, unless a Majority of Each Group has failed to provide written instructions after the Collateral Agent has requested in writing such instructions at a time when an Actionable Default is outstanding as discussed in Section 4.2 herein.

(d)   The Collateral Agent shall not be responsible in any manner whatsoever for the correctness of any recitals, statements, representations or warranties contained herein or in any other Security Document. The Collateral Agent makes no representation as to the value or condition of the Collateral or any part thereof, as to the title of the Company to the Collateral, as to the security afforded by this Agreement or any Security Document or, as to the validity, execution, enforceability, legality or sufficiency of this Agreement or any other Credit Document, and the Collateral Agent shall incur no liability or responsibility in respect of any such matters. The Collateral Agent shall not be required to ascertain or inquire as to the performance by the Company.

(e)   The Collateral Agent shall not be responsible for insuring the Collateral, for the payment of taxes, charges, assessments or liens upon the Collateral or otherwise as to the maintenance of the Collateral, except as provided in the immediately following sentence when the Collateral Agent has possession of the Collateral. The Collateral Agent shall have no duty to the Company or any of its Subsidiaries or to the Creditors as to any Collateral in its possession or control or in the possession or control of any agent or nominee of the Collateral Agent or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto, except the duty to accord such of the Collateral as may be in its possession substantially the same care as it accords its own assets and the duty to account for monies received by it. Each Creditor shall be responsible for obtaining evidence of insurance for the Collateral as it deems necessary.

(f)   The Collateral Agent may execute any of the powers granted under this Agreement or any of the Security Documents and perform any duty hereunder or thereunder either directly or by or through agents or attorneys-in-fact, and shall not be responsible for the gross negligence or wilful misconduct of any agents or attorneys-in-fact selected by it with reasonable care and without gross negligence or wilful misconduct.

(g)   In the event (i) the Collateral Agent shall have received any written request from the Company for consent or approval to any matter or thing relating to any Collateral or the Company's obligations with respect thereto or (ii) there shall be due from the Collateral Agent under the provisions of any Security Document any performance or the delivery of any instrument, then, in each such event, the Collateral Agent shall send to each of the Creditors a written notice setting forth, in reasonable detail, (x) an account of the matter or thing as to which such consent has been requested or the performance or instrument required to be so delivered, as the case may be, and (y) the Collateral Agent's proposed course of action with respect thereto. In the event the Collateral Agent shall not have received a written response from any Creditor within ten (10) business days after the giving of such notice, such Creditor shall be deemed to have agreed to the course of action proposed by the Collateral Agent. No such consent of the Creditor shall be required with respect to any action taken in accordance with the provisions of Section 4.2 hereof or with respect to any consent, determination or other matter that is, in the Collateral Agent's reasonable judgment, ministerial or administrative in nature. Also, the Collateral Agent is hereby authorized on behalf of all the Creditors, without the necessity of further consent from any Creditor, from time to time prior to an Actionable Default, to release portions of the Collateral from the security interest imposed by the Security Documents in connection with any disposition of such portions of the Collateral expressly permitted by the terms of the Security Document encumbering such Collateral.

(h)   The Collateral Agent shall not be deemed to have actual, constructive, direct or indirect notice or knowledge of the occurrence of any Actionable Default unless and until the Collateral Agent shall have received a Notice of Actionable Default or a notice from the Company to the Collateral Agent in its capacity as Collateral Agent indicating that an Actionable Default has occurred. The Collateral Agent shall have no obligation either prior to or after receiving such notice to inquire whether an Actionable Default has, in fact, occurred and shall be entitled to rely conclusively, and shall be fully protected in so relying, on any notice so furnished to it. The Collateral Agent may (but shall not be obligated to) take action hereunder on the basis of an Actionable Default of the type specified in Section 6(a)(iv), (v), (vi) or (vii) of the Bank Credit Agreement or Section 7.1(j), (k) or (l) of the Note Agreements whether or not the Collateral Agent has received any Notice of Actionable Default stating that such Actionable Default has occurred, *provided* that any such action taken by the Collateral Agent without direction from a Majority of Each Group shall be limited to actions that the Collateral Agent determines to be necessary to protect and preserve the Collateral and the rights of the Creditors, *provided, further,* that the Collateral Agent shall promptly notify all Creditors in writing of any action taken.

(i)   Upon receipt of a Notice of Actionable Default pursuant to the provisions of this Agreement, the Collateral Agent shall, at the request of any Creditor, schedule a meeting of all Creditors to be held at the offices of the Collateral Agent, or another mutually convenient place, to discuss the exercise of rights and remedies under the Security Documents, *provided* that any Creditor may participate via telephone.

Section 5.2.   Collateral Agent's Liability. No provision of this Agreement (except to the extent provided in Section 5.9 hereof) shall be construed to relieve the Collateral Agent from liability for its own grossly negligent action, grossly negligent failure to act, or its own willful misconduct, except that:

(a)   the Collateral Agent shall not be liable except for the performance of such duties as are specifically set forth in this Agreement or in the Security Documents and no implied covenants or obligations shall be read into this Agreement or into the Security Documents against the Collateral Agent but the duties and obligations of the Collateral Agent shall be determined solely by the express provisions of this Agreement and the Security Documents; and

(b)   in the absence of bad faith on the part of the Collateral Agent, the Collateral Agent may rely upon the authenticity of, and the truth of the statements and the correctness of the opinions expressed in, and shall be protected in acting upon, any resolution, officer's certificate, opinion of counsel, note, request, notice, consent, waiver, order, signature guaranty, notarial seal, stamp, acknowledgment, verification, appraisal, report, stock certificate, or other paper or document believed by the Collateral Agent to be genuine and to have been signed, affixed or presented by the proper party or parties; and

(c)   in the absence of bad faith on the part of the Collateral Agent, whenever the Collateral Agent, or any of its agents, representatives, experts or counsel, shall consider it necessary or desirable that any matter be proved or established, such matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by an officer's certificate; *provided, however,* that the Collateral Agent, or such agent, representative, expert or counsel, may require such further and additional evidence and make such further investigation as it or they may consider reasonable; and

(d)   the Collateral Agent may consult with counsel and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken or suffered hereunder in good faith and in accordance with such advice or opinion of counsel; and

(e)   the Collateral Agent shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with any direction or request of a Creditor pursuant to the terms of this Agreement or any of the Security Documents; and

(f)   the Collateral Agent shall not be liable for any error of judgment made in good faith by an officer of the Collateral Agent unless it shall be proved that the Collateral Agent was grossly negligent in ascertaining the pertinent facts; and

(g)   whether or not an Actionable Default shall have occurred, the Collateral Agent shall not be under any obligation to take or refrain from taking any action under this Agreement or any of the Security Documents which may tend to involve it in any expense or liability, unless and until it is requested in writing so to do by the Creditors (acting unanimously) and furnished, from time to time as it may require, with satisfactory security and indemnity.

This Section does not impair or otherwise affect the Creditors' obligations and liabilities to the Company (if any) under the terms of the Bank Credit Agreement and Note Agreements for any act or failure to act by the Collateral Agent in each case that is in accordance with the provisions of this Agreement.

Section 5.3.   Certain Limitations on Collateral Agent's Rights to Compensation and Indemnification. Except to the extent otherwise expressly provided herein, the Collateral Agent shall have no direct right against a Creditor for the payment of compensation for its services hereunder or any expenses or disbursements incurred in connection with the exercise and performance of its powers and duties hereunder or any indemnification against liabilities which it may incur in the exercise and performance of such powers and duties, but on the contrary, shall look solely to the Company for such payment and indemnification which the Company hereby acknowledges, and the Collateral Agent shall have only such additional lien on and security interest in the Collateral as security for such compensation, expenses, disbursements and indemnification as and to the extent provided for in Section 4.3(a) hereof.

Section 5.4.   Status of Moneys Received. (a) Except as otherwise specifically prescribed in this Agreement, all moneys received by the Collateral Agent shall, until used or applied as herein provided, be held for the purposes for which they were received, and shall be segregated from all other moneys and may be deposited by the Collateral Agent under such general conditions as may be prescribed by law in the Collateral Agent's general banking department in an interest-bearing account. Subject to Section 5.10 hereof, the Collateral Agent and any affiliated corporation may become the owner of any of the Obligations and be interested in any financial transaction with the Company or any affiliated corporation, or the Collateral Agent may act as depository or otherwise in respect to other securities of the Company or any affiliated corporation, all with the same rights which it would have if not the Collateral Agent.

(b)   The Collateral Agent may invest and reinvest any funds from time to time held by the Collateral Agent in direct obligations of the United States of America or obligations for which the full faith and credit of the United States is pledged to provide for the payment of principal and interest, maturing not more than 90 days from the date of such investment.

Section 5.5.   Resignation or Termination of Collateral Agent. The Collateral Agent may resign as Collateral Agent upon not less than 30 days' written notice to each of the Creditors, such resignation to take effect upon the acceptance by a successor Collateral Agent of its appointment as the Collateral Agent hereunder. In addition, any Creditor may by written notice at any time remove the Collateral Agent with cause, in any case, by giving written notice thereof to the Collateral Agent. Upon any such resignation or removal, a Majority of Each Group shall have the right to appoint a successor Collateral Agent which meets the eligibility requirements of Section 5.7, which successor Collateral Agent shall be approved by the Company (which approval shall not be unreasonably withheld). If no successor Collateral Agent shall have been so appointed and shall have accepted such appointment in writing within 30 days after the retiring Collateral Agent's giving of notice of resignation or its removal, then the retiring Collateral Agent may, on behalf of the Creditors, appoint a successor Collateral Agent which meets the eligibility requirements of Section 5.7, and the Company agrees to pay such reasonable fees and expenses of any such appointee as shall be necessary to induce such appointee to agree to become a successor Collateral Agent hereunder. Upon acceptance of appointment as Collateral Agent, such successor shall thereupon and forthwith succeed to and become vested with all the rights, powers and privileges, immunities and duties of the retiring Collateral Agent, and the retiring Collateral Agent, upon the signing, transferring and setting over to such successor Collateral Agent all rights, moneys and other collateral held by it in its capacity as Collateral Agent, after payment of any fees due it pursuant to Section 4.3 hereof, shall be discharged from its duties and obligations hereunder. After any retiring Collateral Agent's resignation or removal as Collateral Agent, the provisions of this Section 5, shall inure to its benefit as to any actions taken or omitted to be taken by it while it acted as Collateral Agent.

Section 5.6.   Succession of Successor Collateral Agent. Any successor Collateral Agent appointed hereunder shall execute, acknowledge and deliver to the Company and the predecessor Collateral Agent an instrument accepting such appointment, and thereupon such successor Collateral Agent, without any further act, deed, conveyance or transfer, shall become vested with the title to the Collateral, and with all the rights, powers, duties and obligations of the predecessor Collateral Agent in the trust hereunder, with like effect as if originally named as Collateral Agent herein.

Upon the request of any such successor Collateral Agent, however, the Company and the predecessor Collateral Agent shall promptly execute and deliver such instruments of conveyance and further assurance and do such other things as may reasonably be required for more fully and certainly vesting and confirming in such successor Collateral Agent its interest in the Collateral and all such rights, powers, duties and obligations of the predecessor Collateral Agent hereunder, and the predecessor Collateral Agent shall also promptly assign and deliver to the successor Collateral Agent any Collateral subject to the lien and security interest of this Agreement which may then be in its possession.

Section 5.7.   Eligibility of Collateral Agent. Any successor Collateral Agent shall be a state or national bank or trust company in good standing, organized under the laws of the United States of America or of any State, having a capital, surplus and undivided profits aggregating at least $500,000,000, if there be such a bank or trust company willing and able to accept the duties hereunder upon reasonable and customary terms; *provided, however,* that (a) the successor Collateral Agent shall not be permitted to be a Creditor or an Affiliate of a Creditor unless approved in writing by all other Creditors and (b) if the Bank Credit Agreement is replaced as contemplated in Section 3(b) hereof, the lender under such replacement facility shall automatically be entitled to serve as the successor Collateral Agent hereunder, anything to the contrary contained herein notwithstanding.

Section 5.8.   Successor Collateral Agent by Merger. Any corporation into which the Collateral Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Collateral Agent shall be a party, or any state or national bank or trust company in any manner succeeding to the corporate trust business of the Collateral Agent as a whole or substantially as a whole, if eligible as provided in Section 5.7, shall be the successor of the Collateral Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything to the contrary contained herein notwithstanding.

Section 5.9.   Compensation and Reimbursement of Collateral Agent; Indemnification of Collateral Agent. The Company agrees:

(a)   to pay to the Collateral Agent all of its out-of-pocket expenses in connection with the preparation, execution and delivery of this Agreement and the transactions contemplated hereby, including but not limited to the reasonable charges and disbursements of its special counsel;

(b)   to pay to the Collateral Agent from time to time reasonable compensation for all services rendered by it hereunder;

(c)   except as otherwise expressly provided herein, to reimburse the Collateral Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Collateral Agent in accordance with any provision of this Agreement (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable solely to its gross negligence or willful misconduct; and

(d)   to indemnify the Collateral Agent for, and to hold it harmless against, any loss, liability or expense incurred without gross negligence or willful misconduct on its part, arising out of or in connection with this Agreement or any Security Document or any action taken or omitted by it thereunder or in connection therewith, including, but not limited to, the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder, and any loss, liability, expense or claim arising out of its possession, management, control, use or operation of the Collateral.

The Creditors agree, severally but not jointly and severally, to indemnify the Collateral Agent (to the extent not reimbursed under Section 5.9(a) through (d) inclusive), ratably on the basis of the respective principal or face amounts of the Obligations then outstanding, for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever that may be imposed on, incurred by or asserted against the Collateral Agent arising out of the actions of the Collateral Agent under this Agreement or the Security Documents or the transactions contemplated thereby or the enforcement of any of the terms thereof or of any such other documents including, without limitation, all expenses, compensation, disbursements, advances, losses or liabilities of the type described in Section 5.9(a) through (d) inclusive, *provided* that no Creditor shall be liable for any of the foregoing to the extent they arise from the Collateral Agent's gross negligence or willful misconduct.

Notwithstanding any other provision of this Agreement or the Security Documents, the Collateral Agent shall in all cases be fully justified in failing or refusing to act hereunder unless it shall be indemnified to its satisfaction by the Creditors against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action.

Section 5.10.   Self Dealing. In the event (as is currently the case) that a Creditor serves as the Collateral Agent, such Creditor acting in its capacity as such shall have the same rights and powers under the Credit Documents as any other Creditor and may exercise or refrain from exercising the same as though it were not the Collateral Agent. Without limiting the generality of the foregoing, the Collateral Agent or any holding company, trust company or corporation in or with which the Collateral Agent or the Collateral Agent's stockholders may be interested or affiliated, or any officer or director of the Collateral Agent, or of any other such entity, or any agent appointed by the Collateral Agent, may have commercial relations or otherwise deal with the Company, or any Creditor, or with any other corporation having relations with the Company or any Creditor, and with any other entity, whether or not affiliated with the Collateral Agent.

SECTION 6.   AGREEMENTS AMONG THE CREDITORS.

Section 6.1.   Independent Actions by Creditors. Nothing contained in this Agreement shall prohibit any Creditor from (a) accelerating the maturity of, or demanding payment from the Company on, any Obligation of the Company to such Creditor, (b) instituting legal action against the Company to obtain a judgment or other legal process in respect of such Obligation, (c) imposing a default rate of interest in accordance with the Bank Credit Agreement or the Note Agreements, as applicable, or (d) raising any defenses in any action in which it has been made a party defendant or has been joined as a third party, except that the Collateral Agent may direct and control any defense to the extent directly relating to the Collateral or any one or more of the Security Documents, subject to and in accordance with the provisions of this Agreement.

Section 6.2.   Relation of Creditors. This Agreement is entered into solely for the purposes set forth herein, and no Creditor assumes any responsibility to any other party hereto to advise such other party of information known to such other party regarding the financial condition of the Company or of any other circumstances bearing upon the risk of nonpayment of any Obligation. Each Creditor specifically acknowledges and agrees that nothing contained in this Agreement is or is intended to be for the benefit of the Company or any Affiliate of the Company and nothing contained herein shall limit or in any way modify any of the obligations of the Company to any of the Creditors.

SECTION 7.   NOTEHOLDER CONSENT TO BANK LIEN AND BANK LOAN AND WAIVER OF DEFAULT.

Upon effectuation of this Agreement and subject to the terms of this Agreement, the Noteholder hereby consents to the Bank Lien and the Bank Loan and waive any default under Section 6.1(a)(ii)(A) or (B) or Section 6.4 of the Note Agreements caused by the Bank Lien or the Bank Loan.

SECTION 8.   MISCELLANEOUS.

Section 8.1.   Entire Agreement. This Agreement represents the entire Agreement among the Creditors and, except as otherwise provided, this Agreement may not be altered, amended or modified except in a writing executed by all the parties to this Agreement.

Section 8.2. Notices. All communications provided for hereunder shall be in writing and delivered or mailed prepaid by registered or certified mail or overnight air courier, or by facsimile communication, in each case addressed to such party at its address below or such other address as any party may designate to all the other parties hereto in writing; *provided, however,* that a notice by overnight air courier shall only be effective if delivered to such party at a street address designated for such purpose in accordance with this §8.2, and a notice to such party by facsimile communication shall only be effective if made by confirmed transmission to such party at a telephone number designated for such purpose in accordance with this §8.2 and promptly followed by the delivery of such notice by registered or certified mail or overnight air courier, as set forth above:

To the Noteholder:

    Great-West Life & Annuity Insurance Company
    Canada Life Insurance Company of America
    8515 East Orchard Road, 3T2
    Greenwood Village, Colorado 80111
    Attention: Investment Division
    Phone: _____
    Fax: (303) 737-6193

To the Bank:

>Manufacturers and Traders Trust Company
>One M&T Plaza
>Buffalo, NY 14240
>Attention: Office of General Counsel
>Phone: _____
>Fax: _____

To the Collateral Agent:

>Manufacturers and Traders Trust Company
>One M&T Plaza
>Buffalo, NY 14240
>Attention: Office of General Counsel
>Phone: _____
>Fax: _____

To the Company:

>Corning Natural Gas Corporation
>330 West William Street
>Corning, NY 14830
>Attention: President
>Phone: (607) 936-3755
>Fax: (607) 962-2844

Section 8.3.   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of each of the Creditors and their respective successors and assigns (including, without limitation, any holder of a participation interest in any Obligation), whether so expressed or not, and, in particular, shall inure to the benefit of and be enforceable by any future holder or holders of any Obligations, and the term *"Creditor"* shall include any such subsequent holder of Obligations, wherever the context permits.   Without limiting the foregoing, the rights and obligations of the Bank Lender or Noteholder under this Agreement shall be assigned automatically, without the need for the execution of any document or any other action, to, and the term *"Bank Lender"*, or *"Noteholder"* as used in this Agreement shall include, any assignee, transferee or successor of such Bank Lender under the Bank Credit Agreement or such Noteholder under any Note Agreement, as the case may be, in accordance with the terms of and upon the effectiveness of an assignment pursuant to the Bank Credit Agreement or a transfer of Notes pursuant to the terms of the Note Agreements, as the case may be, and any such assignee, transferee or successor shall automatically become a party to this Agreement. If required by any party to this Agreement, such assignee, transferee or successor shall execute and deliver to the other parties to this Agreement a written confirmation of its assumption of the obligations of the assignor or transferor hereunder. Each of the Bank Lender and the Noteholder agrees that it shall deliver a complete copy of this Agreement to any assignee, transferee or successor of such Bank Lender, or Noteholder prior to or substantially concurrently with the execution of any such assignment or transfer.

Section 8.4.   Consents, Amendment, Waivers. All amendments, waivers or consents of any provision of this Agreement shall be effective only if the same shall be in writing and signed by each of the Creditors and no such modification or amendment shall be binding on the Company without the consent of the Company, *provided, however,* that no such modification or amendment shall adversely affect any of the Collateral Agent's rights, immunities or rights to indemnification hereunder or under any Security Document or expand its duties hereunder or under any Security Document, without the prior written consent of the Collateral Agent. No waiver of any provision of this Agreement and no consent to any departure by any party hereto from the provisions hereof shall be effective unless such waiver or consent shall be set forth in a written instrument executed by the party against which it is sought to be enforced, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 8.5.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Section 8.6.   Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one Agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart.

Section 8.7.   Sale of Interest. No Creditor will sell, transfer or otherwise dispose of any interest in the Obligations unless such purchaser or transferee shall agree, in writing, to be bound by the terms of this Agreement.

Section 8.8.   Severability. In case any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

Section 8.9.   Purchase of Collateral. Any Creditor may purchase Collateral at any public sale of such Collateral pursuant to any of the Security Documents and may make payment on account thereof by using any outstanding Obligation then due and payable to such Creditor from the person which granted a security interest in such Collateral as a credit against the purchase price to the extent, but only to the extent such action (i) has been approved by a Majority of Each Group and (ii) does not contravene any requirement of law.

Section 8.10.   Further Assurances, etc. Each party hereto shall execute and deliver such other documents and instruments, in form and substance reasonably satisfactory to the other parties hereto, and shall take such other action, in each case as any other party hereto may reasonably have requested (at the cost and expense of the Company which costs and expenses the Company, by countersigning this Agreement, agrees to pay), to effectuate and carry out the provisions of this Agreement, including, by recording or filing in such places as the requesting party may deem desirable, this Agreement or such other documents or instruments.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

MANUFACTURERS AND TRADERS TRUST COMPANY, AS COLLATERAL AGENT

By Glenn R Small
Name: Glenn R Small
Title: Sr. V.P.

MANUFACTURERS AND TRADERS TRUST COMPANY, AS BANK LENDER

By Glenn R Small
Name: Glenn R Small
Title: Sr VP

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By ______________________________
Name:
Title:
By
Its

MANUFACTURERS AND TRADERS TRUST
COMPANY, AS COLLATERAL AGENT

By _____
    Name:
    Title:

MANUFACTURERS AND TRADERS TRUST
COMPANY, AS BANK LENDER

By _____
    Name:
    Title:

GREAT-WEST LIFE & ANNUITY INSURANCE
COMPANY

By _____
    Name: Tad Anderson
    Title: AVP, Investments

By _____
    Name: James Lowery
    Title: AVP, Investments

The undersigned hereby acknowledges and agrees to the foregoing Intercreditor Agreement.

CORNING NATURAL GAS CORPORATION

By [signature]
Name: Michael German
Title: President & CEO